1270 Avenue of the Americas
Kathleen H Moriarty	30th Floor
Partner	New York, New York 10020-1708

T 212.655.6000
D 212.655.2548
moriarty@chapman.com

January 9, 2020

VIA EDGAR CORRESPONDENCE

Mr. Edward P. Bartz, Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	Syntax ETF Trust – SEC File Nos. 333-215607 and 811-23227 (the “Registrant”)

Dear Mr. Bartz:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments received orally on December 16, 2019 regarding the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001104659-19-058402) filed under Rule 485(a)(2) of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with the Securities and Exchange Commission (the “Commission”) on October 31, 2019, to register two new series of the Registrant designated as Syntax Stratified SmallCap ETF and Syntax Stratified MidCap ETF (the “SmallCap ETF” and “MidCap ETF” respectively, collectively, the “Funds”). The Staff’s comments on the Amendment and the Registrant’s responses thereto are set forth below.

PROSPECTUS

1.	Comment: Please provide an opinion and consent of counsel regarding the legality of the Funds’ securities being registered.

Response: The Registrant has made changes consistent with the Staff’s comment.

2.	Comment: Please provide a copy of the Index Methodology White Paper.

Response: The Syntax Index Methodology paper dated December 20, 2019 is attached hereto as Appendix A. The Registrant notes that the index methodology is unchanged, except for the addition of indices, since the Registrant previously provided a copy of the Syntax Index Methodology by filing it as correspondence on March 24, 2017 (Accession No. 0001144204-17-016527).

3.	Comment: Please complete the Fee Tables for the Funds.

Response: The Registrant has made changes consistent with the Staff’s comment.

4.	Comment: Please explain supplementally the legal basis for including the performance of the MidCap ETF’s predecessor account, including when and why the predecessor account was created.

Response: The Registrant believes that the inclusion of the past performance is consistent with the guidelines established in MassMutual Institutional Funds no-action letter (pub. avail. Sept. 28, 1995). The Registrant notes that the predecessor privately offered account commenced operations on January 1, 2015, was created for reasons unrelated to the establishment of a performance record. The Registrant respectfully refers the Commission to the Registrant’s prior responses to comment numbers 12, 19 and 21 in its correspondence filed with the Commission on March 24, 2017 (Accession No. 0001144204-17-016527) and attached hereto as Appendix B.

5.	Comment: Please confirm supplementally that the advisor for the unregistered privately offered account possesses the records necessary to support the calculation of its performance.

Response: The Registrant confirms that the advisor has maintained such records.

6.	Comment: If accurate, please revise the disclosure under “Fund Performance” by adding a statement that the advisor for the MidCap is the same as the advisor to the predecessor privately offered account for the entire time period for which performance information is shown.

Response: The Registrant has made changes consistent with the Staff’s comment.

7.	Comment: Please confirm supplementally whether all portfolio securities of the predecessor privately offered account are being transferred to the MidCap.

Response: The Registrant so confirms.

8.	Comment: Please confirm supplementally that January 1, 2015 is date the predecessor privately offered account commenced operations.

Response: The Registrant so confirms.

9.	Comment: Please confirm supplementally that the Advisor for the unregistered privately offered account believes that such account (e.g., the predecessor fund) would have complied with subchapter M of the Internal Revenue Code if it had been a registered fund.

Response: The Registrant confirms that the Advisor believes that the privately offered account would have complied with subchapter M of the Internal Revenue Code if it had been a registered fund.

10.	Comment: Please disclose under what circumstances the parenthetical sentence would apply.

Response: The Registrant has deleted the parenthetical in response to the Staff’s comment.

11.	Comment: Please add disclosure to indicate that the S&P 500 index includes constituent stocks of companies that may be considered small, medium and large capitalization companies.

Response: The Registrant has made changes in response to the Staff’s comment.

12.	Comment: Please disclose what the term “fundamental drivers” refers to in the Funds’ “Principal Strategy.”

Response: The Registrant notes that the relevant methodology is explained more fully in the “Additional Strategies Information” section, and the disclosure is consistent with that of the Registrant’s operational fund, Syntax Stratified LargeCap ETF. The Registrant respectfully believes, therefore, that this disclosure in its context is sufficiently clear.

13.	Comment: Please provide a plain English explanation of “stratified weighting” in the Funds’ “Principal Strategy.”

Response: The Registrant notes that this disclosure is the same as that of the Registrant’s operational fund, Syntax Stratified LargeCap ETF, which employs the same methodology. The Registrant respectfully believes that the disclosure is in plain English and its meaning is sufficiently clear to shareholders.

14.	Comment: Please describe any limits or constraints on concentrating the Funds’ portfolio investments in particular industries or sectors.

Response: The Registrant notes each Funds’ disclosure under “Principal Strategy” contains a statement that “The Index rebalances quarterly, on the third Friday of each quarter-ending month, and will typically include [600/400] components allocated across eight industry sectors: consumer, energy, financials, food, healthcare, industrials, information, and information tools.”

15.	Comment: Please add disclosure to each Fund’s prospectus that the Fund’s strategy may not provide positive investment results.

Response: The Registrant notes that each Fund’s prospectus contains the statement, “As with all investments, there are certain risks of investing in the Fund. Fund Shares will change in value, and you could lose money by investing in the Fund.” The Registrant believes this disclosure and other disclosure in “Principal Risks,” sufficiently conveys to shareholders that the Fund’s strategy may not provide positive investment results.

16.	Comment: In the disclosure under the heading “Principal Risks of Investing in the Fund” please consider adding a risk that each Fund will concentrate to the same degree as does its index.

Response: As noted in the response to Comment 14 above, neither the Funds nor their respective stratified-weight index is concentrated, and the Registrant respectfully does not believe a principal risk related to concentration is necessary.

17.	Comment: If a Fund’s index is currently concentrated, please disclose that fact and add corresponding principal risk disclosure.

Response: As noted in the response to Comment 14 above, the Registrant confirms that neither Fund nor its stratified-weight index is concentrated and notes that the Fund’s SAI on page 6 contains disclosure indicating each Fund is classified as a “diversified” investment company under the 1940 Act, and therefore respectfully does not believe any revisions to the disclosure are necessary.

18.	Comment: Please include in the Fund’s SAI at least two years of audited financials for the predecessor privately offered account, and its accountant’s consent regarding the inclusion of such financial statements.

Response: The Registrant has added three years of such audited financials to the Fund’s SAI consistent with the accounting guidance referenced in comment number 16 in its correspondence filed with the Commission on Form N-1A/A on October 23, 2018 (Accession No. 0001144204-18-054923), also attached here as Appendix C, and consistent with the presentation of audited financials for the Registrant’s operational fund, Syntax Stratified LargeCap ETF. The Registrant will file the accountant’s consent as an exhibit to the registration statement.

19.	Comment: The Staff notes that with reference to the SEC’s Mutual Fund FAQ, dated January 14, 2002, question #20 re: after-tax requirements, the registrant should be advised that since the MidCap ETF is unable to compute standard after-tax returns for the periods prior to the registration date, the MidCap ETF may include in the risk-return summary standardized after-tax returns for the post-registration period, provided that the MidCap ETF also includes standardized before tax-returns for the post-registration.

Response: The Registrant has noted the above guidance with regard to future disclosure of after-tax returns for the post-registration period for the MidCap ETF.

20.	Comment: Please disclose that the S&P 600 Index seeks to measure the small cap segment of the US equity market.

Response: The Registrant has made revisions consistent with the Staff’s comment.

21.	Comment: Please delete the bracketed sentence in the SmallCap ETF’s “Principal Strategy” section.

Response: The Registrant has made revisions consistent with the Staff’s comment.

22.	Comment: Please consider whether it is appropriate to add mid-cap risk disclosure to the SmallCap ETF prospectus.

Response: The Registrant has made revisions consistent with the Staff’s comment.

23.	Comment: Please add disclosure to indicate that the S&P 600 index includes constituent stocks of companies that may be considered small, medium and large capitalization companies.

Response: The Registrant has made revisions consistent with the Staff’s comment.

24.	Comment: Please provide an example of how “stratification” works in the Funds’ prospectus under “Additional Strategies Information”.

Response: The Registrant respectfully does not believe that adding such an example is necessary or helpful to shareholders in light of the existing disclosure regarding stratification.

25.	Comment: Please delete the words “certain of” from the first sentence of the “Additional Risk Information” of the Funds’ prospectus.

Response: The Registrant has made revisions consistent with the Staff’s comment.

26.	Comment: Please add disclosure regarding liquidity risk and new fund risk to the “Additional Risk Information” section of the Funds’ prospectus, consistent with such disclosure in the Funds’ SAI.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Very truly yours,

/s/ Kathleen H. Moriarty

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